     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 20, 1995
                                                      REGISTRATION NO. 33-_____
- -------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------

                                   FORM S-3
           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               -------------

                              SIERRA ON-LINE, INC.
             (Exact name of registrant as specified in its charter)

         DELAWARE                                     77-0164293
 (State of Incorporation)                (I.R.S. Employer Identification No.)

                       3380 - 146TH PLACE S.E., SUITE 300
                           BELLEVUE, WASHINGTON 98007
                                 (206) 649-9800
   (Address and telephone number of registrant's principal executive offices)

                               RICHARD K. THUMANN
                                GENERAL COUNSEL
                       3380 - 146TH PLACE S.E., SUITE 300
                           BELLEVUE, WASHINGTON 98007
                                 (206) 649-9800
           (Name, address and telephone number of agent for service)

                                -------------

                                   Copies to:
                               STEPHEN A. McKEON
                                DAVID C. CLARKE
                                  Perkins Coie
                         1201 Third Avenue, 40th Floor
                         Seattle, Washington 98101-3099
                                 (206) 583-8888

                                -------------

         Approximate date of commencement of proposed sale to the public:
         From time to time after this Registration Statement becomes effective as determined by the Selling Stockholders.

                                -------------

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, check the following box.
[ ]

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or reinvestment plans, check the following box. [x]

                                -------------

                        CALCULATION OF REGISTRATION FEE

- ---------------------------------------------------------------------------------------------------------------------------
                                                                PROPOSED MAXIMUM      PROPOSED MAXIMUM
                                             AMOUNT TO          AGGREGATE PRICE           AGGREGATE           AMOUNT OF
 TITLE OF SHARES TO BE REGISTERED          BE REGISTERED          PER SHARE(1)        OFFERING PRICE(1)   REGISTRATION FEE
- ---------------------------------------------------------------------------------------------------------------------------
 Common Stock ($.01 par value per        1,063,893 Shares           $29.5625            $31,451,337           $10,845
 share)
- ---------------------------------------------------------------------------------------------------------------------------

(1) Computed in accordance with Rule 457 under the Securities Act of 1933 solely for the purpose of calculating the registration fee.

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE
OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- -------------------------------------------------------------------------------

PROSPECTUS
                                1,063,893 SHARES

                              SIERRA ON-LINE, INC.

                                  COMMON STOCK

         The shares of Common Stock of Sierra On-Line, Inc. (the "Company" or "Sierra") offered hereby (the "Shares") may be sold by the stockholders of the Company described herein (the "Selling Stockholders") from time to time in transactions in the over-the-counter market or otherwise at market prices prevailing at the time of sale, at prices related to such prevailing market prices or in negotiated transactions. See "Selling Stockholders and Plan of Distribution." The Company will not receive any of the proceeds from the sale of the Shares.

         The Shares were issued in private transactions in connection with the Company's acquisitions (the "Acquisitions") of The Pixellite Group and its affiliates (together "Pixellite") on May 31, 1995, Software Inspiration Ltd. and its subsidiary Impressions Software, Inc. (together "SIL") on June 20, 1995, and Green Thumb Software, Inc. ("Green Thumb") on July 17, 1995. The Selling Stockholders are the former shareholders of Pixellite, SIL and Green Thumb. This Prospectus has been prepared so that future sales of the Shares will not be restricted under the Securities Act of 1933, as amended (the "Securities Act"). In connection with any sales, the Selling Stockholders and any brokers participating in such sales may be deemed to be "underwriters" within the meaning of the Securities Act. See "Selling Stockholders and Plan of Distribution."

         The Company's Common Stock is traded on the Nasdaq National Market under the symbol "SIER." The last reported sale price of the Common Stock on the Nasdaq National Market on July 19, 1995 was $31.

                           _________________________

                THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK.

                              SEE "RISK FACTORS."

                           _________________________

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
                 COMMISSION NOR HAS THE SECURITIES AND EXCHANGE
                 COMMISSION OR ANY STATE SECURITIES COMMISSION
                  PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                     PROSPECTUS.  ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.
                           _________________________

                 The date of this Prospectus is July 20, 1995.



                               TABLE OF CONTENTS



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
Available Information . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      2

Incorporation of Certain Documents by Reference . . . . . . . . . . . . . . . . . . . . . . . .      2

The Company . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      4

Risk Factors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      5

Dividend Policy . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     12

Capitalization  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     12

Selling Stockholders and Plan of Distribution . . . . . . . . . . . . . . . . . . . . . . . . .     13

Legal Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     17

Experts   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     17

                             AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the
Commission: New York Regional Office, Seven World Trade Center, New York, New York 10048 and Chicago Regional Office, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the prescribed fees. Such reports, proxy and information statements and other information concerning the Company may also be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006. This Prospectus is part of a Registration Statement on Form S-3 filed under the Securities Act. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted pursuant to the Securities Act. The statements in this Prospectus as to the contents of any agreement or other document of which a copy is filed as an exhibit to either the Registration Statement or other filings by the Company with the Commission incorporated herein by reference are qualified in their entirety by reference thereto.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed by the Company with the Commission are hereby incorporated by reference in this Prospectus: (i) the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1995; (ii) the description of the Common Stock contained in the Company's registration statement on Form 8-A under the Exchange Act; and (iii) the Company's Proxy Statement filed with the Commission on July 14, 1995.

         All reports and other documents filed by the Company pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement incorporated herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, upon written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be submitted in writing to Investor Relations at the Company's principal executive offices at 3380-146th Place S.E., Suite 300, Bellevue, Washington 98007 or by telephone at (206) 649-9800.

                                  THE COMPANY

         The Company designs, develops, publishes, markets and distributes interactive entertainment and education software for personal computers ("PCs"), CD-ROM-based PC systems and selected emerging platforms. Using its design and development capabilities, the Company creates branded product series for existing and emerging hardware platforms. For example, the Company has released seven titles in its popular King's Quest series, which have sold a combined total of over 2.7 million copies on the Windows, DOS, Macintosh and CD-ROM platforms. Sierra's most popular entertainment products are in the adventure, simulation and education categories, including the King's Quest, Leisure Suit Larry, Aces and Sierra Discovery series. The Company sells its entertainment and education software products through electronic superstores, software specialty stores, mass merchants, direct mail and bundling arrangements.

         The entertainment and education software markets have grown dramatically over the past decade. This growth has been driven by a number of factors, including the introduction and widespread market acceptance of a variety of hardware platforms with increasingly advanced capabilities, such as multimedia PCs and video game platforms, and the development and introduction of a broader array of entertainment and education software for these platforms.

         The market for multimedia PC entertainment and education software consists primarily of consumers who own PCs and is separate and distinct from the video game cartridge market. Producers of multimedia PC entertainment and education software generally offer a wide variety of product categories, including fantasy role-playing games and simulations, that tend to have higher technology content and more intricacy and depth-of-play than entertainment and education software for video game platforms. The multimedia PC entertainment and education software industry is intensely competitive, with a large number of software producers and an even larger number of product offerings. Consumer reaction to different software titles is often unpredictable. Certain titles may gain broad popularity while others may not be received well in the market. Generally, entertainment and education software producers differentiate themselves by their ability to design products that are fun and/or educational, while at the same time exploiting the graphics, image, animation, audio and video capabilities of various hardware platforms.

         New platform technologies for entertainment and education software continue to emerge. The introduction of CD-ROM technology for use with PCs has stimulated the development and introduction of new software that is more sophisticated and complex than has been available to date on PCs or other video game platforms. The Company believes that this growth in the installed base of CD-ROM drives for PCs has led to increased sales of more complex CD-ROM-based entertainment and education software. In addition, several companies are developing new hardware platforms that promise greater processing power, more advanced three-dimensional graphics, realistic sound and increased memory and storage devices such as CD-ROM. These systems are expected to offer a more realistic experience than their video game predecessors through the use of real-time responses, computer-generated character interaction and networking capabilities. The Company believes that the introduction of CD-ROM-based PCs and emerging platforms represents a significant market opportunity for software producers that can design creative and interesting products while taking advantage of the technological capabilities of new hardware platforms.

                                  RISK FACTORS

         An investment in the Shares offered hereby involves a high degree of risk. In addition to the other information contained and incorporated by reference in this Prospectus, prospective investors should carefully consider the following factors before purchasing the Shares offered hereby:

NEW PRODUCT DEPENDENCE

         The Company's success depends on its ability to develop and make timely introductions of successful new products to replace declining revenues from older products. The effective lives of the Company's products have tended to become shorter due to the introduction of new hardware platforms, technologies and competitive products, the increase in competition for retail shelf space among software products and other factors. As a result, the Company's ability to introduce new products on a timely basis has become increasingly important, as revenues from new products are essential to replace declining revenues from older products.

INCREASING COST AND COMPLEXITY OF PRODUCT DEVELOPMENT; PRODUCT DELAYS

         As the Company's products have become increasingly complex and technologically sophisticated, it has become more difficult to produce new products on a timely basis. Typically, nine to fifteen months or more are required to complete a new title and one to two months or more are required to convert existing titles to new hardware platforms or foreign languages. This time period can increase if, as has occurred in the past, the Company experiences unanticipated difficulties with its development and porting tools. In order to introduce products incorporating high-quality graphics, animation, images, video and audio, the Company has been required to devote increasing financial and human resources to develop new products. Because of competitive pressures, however, only a portion of the Company's increased development costs to date have been offset by product price increases. Greater product development expenditures also result in a greater financial risk to the Company if the product is not successful. The Company expects that the trend toward more complex products and increasing product development costs will continue for the foreseeable future. In addition, in attempting to meet product introduction deadlines, the Company may incur higher than normal production and development costs, placing additional pressure on gross margins. Any material delays in the development or introduction of, or the presence of a material defect in, one or more new products could materially adversely affect the success of the products and the Company's business and operating results. On numerous occasions in the past the Company has experienced significant delays and cost overruns in product introductions. As its products have become more complex and costly to develop, it has become more difficult to bring products to market on schedule and on budget. It is highly likely that the Company will experience delays in developing and introducing at least some future new products. There can be no assurance that such delays will not have a material adverse effect on the Company's business and operating results.

UNCERTAINTY OF MARKET ACCEPTANCE

         Consumer preferences for entertainment and education software products are continually changing and are extremely difficult to predict. Few entertainment or education software products achieve sustained market acceptance. There can be no assurance that new products introduced by the Company will achieve any significant degree of market acceptance or that any such acceptance, if achieved, will be sustained for a sufficient period of time to permit the Company to recover its development and marketing costs. In addition, the Company believes that, as ownership of PCs, CD-ROM-based PCs and other emerging platforms becomes more widespread and as the Company diversifies its product offerings, it must market its products to a broader market segment than it has in the past. The Company plans to introduce products and interfaces designed to appeal to a broader market than its traditional product lines and to adjust its marketing activities accordingly. In seeking to appeal to this broader market segment, the Company will face significant new challenges, including intense competition from large companies with established market positions.
The Company will also face the risk that portions of its existing customer base may dislike changes in the Company's products and marketing approach and cease to be customers of the Company. There can be no assurance that the Company's products will compete successfully outside its historic, relatively specialized market area or that the Company will be able to maintain its position within its historic market area.

RAPID TECHNOLOGICAL CHANGES

         The market for entertainment and education software is undergoing rapid technological change. The Company's products must operate on widely accepted hardware platforms and software environments in order to achieve significant market acceptance. New platforms and technologies are currently being introduced, and these and other new technologies could render existing products of the Company unmarketable. As a result, the Company must continually anticipate market trends and adapt its products to emerging platforms and changing technologies and consumer preferences. The design and development of entertainment and education software products for new platforms and software environments requires substantial investment and lead time. There can be no assurance that the Company will be successful in developing and marketing products for new platforms or that any of these platforms will achieve significant market acceptance. Sales of the Company's current products are highly dependent on the size of the installed base of PCs and sales of new PCs for home use. The Company has devoted significant resources to develop products that will operate on selected CD-ROM formats. It is not clear whether all of the formats now supported by the Company will be adopted as industry standards. A change in hardware or software standards could lead to significant expenditures by the Company to adapt existing products or develop new products to support the new standards. The Company also faces the risk that proprietary platforms that are designed to restrict the ability of independent software developers, including the Company, to adapt their products to run on such platforms will become widely accepted. For example, Nintendo of America, Inc. ("Nintendo") and Sega of America, Inc. ("Sega") have each adopted such a "closed" platform strategy in the video game console and cartridge market. If closed platforms developed by these companies or others become widely accepted, the Company's business and operating results could be materially and adversely affected.

SEASONALITY; SUBSTANTIAL QUARTERLY FLUCTUATIONS

         The Company's business is highly seasonal, with the highest level of net sales and earnings typically occurring during the third fiscal quarter ending December 31, and substantially lower levels in the other fiscal quarters, particularly the fourth fiscal quarter ending March 31 and the first fiscal quarter ending June 30. This seasonal pattern is due primarily to increased demand for the Company's products during the calendar year-end holiday selling season. If the Company's European sales increase as a percentage of its revenues, the Company anticipates that this seasonality may become even more pronounced, because sales in Europe may exhibit an even stronger seasonal tendency than sales in the United States. This seasonality can lead to overstocking by the Company's retailers and higher than normal returns following the holiday season. The Company's quarterly operating results may fluctuate throughout the year as a result of a variety of additional factors, including delays in market acceptance, changes in platform standards, the timing of the introduction of the Company's or its competitors' products, the timing of orders for the Company's products and increases in product returns. Because a majority of the unit sales for a particular product typically occurs in the first several months after the product is introduced, the Company's revenues may increase in a quarter in which a major product introduction occurs and may decline in following quarters. The Company's expenses are based, in part, on expected future revenues. A significant amount of the Company's marketing, administrative, design and development expenses do not vary in relation to revenues. As a result, if net revenues are below expectations, the Company's operating results are likely to be materially and adversely affected.

LITIGATION

         In March 1995, FASA Corporation filed a complaint against the Company and its Dynamix subsidiary in the United States District Court for the Northern District of Illinois. The complaint alleges various copyright and trademark infringement claims and unfair competition claims relating to the Company's
MetalTech: EarthSiege and MetalTech: Battledrome titles and seeks unspecified damages and an injunction. The Company believes it has meritorious defenses to the claims asserted and is defending the action vigorously. There can be no assurance, however, that the Company will not agree to make a payment in settlement of the litigation, thereby obviating the burden, expense and uncertainty of the litigation process and its outcome. Further, there can be no assurance that the lawsuit will not be resolved adversely to the Company or that the Company's financial condition and results of operations will not be adversely affected.

DEPENDENCE ON KEY PRODUCT LINES

         A substantial portion of the Company's revenues is derived from its key established product lines. The Company believes that, as competition for shelf space in the entertainment and education software industry increases, the Company's reliance on its established product lines, which have greater name recognition than its new products, will increase. If in the future the Company fails to make timely introductions of new products in these key lines, or if such new product offerings fail to achieve substantial market acceptance or if there is a loss of consumer interest in these products, the Company's business and operating results may be materially and adversely affected.

DEPENDENCE ON KEY PERSONNEL

         The Company's success depends on the continued service of its key product design, development, sales, marketing and management personnel and its ability to continue to attract, motivate and retain highly qualified employees and contractors. In order to introduce timely and successful sequels in its key product lines, the Company must retain its key design and development personnel. The Company does not have employment agreements with any employees. Competition for skilled product designers, artists and technical personnel is intense. The location of one of the Company's principal product development facilities in Oakhurst, a relatively remote rural area of California, may adversely affect the Company's ability to compete for skilled development personnel at that facility.

The inability of the Company to attract or retain key design and development personnel could have a material and adverse effect on the Company's business and operating results.

UNCERTAINTIES OF DISTRIBUTION CHANNELS

         A substantial portion of the Company's revenues is derived from a limited number of distributors and software specialty retail chains. Loss of any of the Company's major customers, or a significant decrease in product shipments to, or an inability to collect receivables from, any of these customers could have a material adverse effect on the Company's operating results. Consistent with industry practice, the Company may accept product returns from or provide price protection to distributors and retailers. Although the Company provides reserves for price protection and product returns that it believes to be adequate, there can be no assurance that the Company will not be forced to offer greater price protection or to accept substantially more product returns than anticipated in order to maintain its relationships with retailers and its access to distribution channels. The Company is currently developing methods to more effectively monitor the sales activity and product inventory of its retail and distribution channels. Until such methods have been developed and implemented, the Company may have greater levels of inventory at particular retailers or distributors, and be subject to greater amounts of potential product returns, than currently anticipated. It is also possible that the Company may have lower levels of inventory at particular retailers and distributors than anticipated, thereby adversely affecting the sales of its products. The distribution channels through which consumer software products have been sold have been characterized by rapid change, including consolidations and financial difficulties of certain retailers and distributors, along with the emergence of new distribution channels for entertainment and education software, such as mass merchandisers. There can be no assurance that the Company will be able to market its products successfully through these distribution channels. In addition, an increasing number of companies and software products are competing for access to these distribution channels, and there is intense competition for the limited amount of available retail shelf space and promotional resources. There can be no assurance that distributors or retailers will continue to purchase the Company's products or provide the Company's products with adequate levels of shelf space and promotional support. As ownership of platforms for entertainment and education software products becomes more widespread, there may be further changes in the principal distribution channels for reaching the broader consumer market for these products.

COMPETITION

         The entertainment and education software industry is intensely competitive. The Company competes primarily with other developers of PC entertainment and education software. Significant companies that compete with Sierra in the entertainment software industry include Electronic Arts and Spectrum HoloByte. Manufacturers and developers of cartridge-based video games, such as Nintendo and Sega and their licensees, also are indirect competitors of the Company, but may become more direct competitors if technologies evolve in a manner that encourages these companies and Sierra to develop products for similar hardware platforms. The principal competitors in the education software market are Davidson Associates, The Learning Company and Broderbund Software, Inc. Products in the market compete primarily on the basis of subjective factors such as entertainment value and objective factors such as price, graphics and sound quality. Large diversified entertainment, cable and telecommunications companies, in addition to large software companies such as Microsoft, are increasing their focus on the interactive entertainment and education software market, which will result in even greater competition for the Company. Many of these companies have substantially greater financial, marketing and technical resources than the Company. As competition increases, significant price competition and reduced profit margins may result. In response to increased competition for shelf space, the Company may need to increase marketing expenditures. In addition, competition from new technologies (such as new hardware platforms) may reduce demand in markets in which the Company has traditionally competed. Prolonged price competition or reduced demand as a result of competing technologies would have a material adverse effect on the Company's business, financial condition and operating results. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures faced by the Company will not materially and adversely affect its business, operating results or financial condition.

INTERNATIONAL SALES RISKS

         The Company anticipates that international sales will continue to account for a significant share of the Company's revenues in the future. International sales are subject to inherent risks, including changes in export controls, tariffs and other regulatory requirements and fluctuating exchange rates. European distribution channels are more decentralized and hence more difficult to enter efficiently. International sales also require the Company to translate and culturally adapt its products and documentation. This results in higher levels of specialized inventory and a greater risk of inventory obsolescence. Furthermore, the laws of certain foreign countries may not protect the Company's intellectual property rights to the same extent as do the laws of the United States.

RISK OF GOVERNMENTAL REGULATION; PRODUCT RATINGS SYSTEM

         Legislation has been proposed to establish an independent agency to work with the video game industry to create a system for providing parents and other purchasers with information about graphic violence or sexually explicit material contained in video games. The implementation of such a system may require entertainment and education software publishers to communicate information regarding the content of their products (particularly violent or sexually explicit material) to consumers through appropriate package labeling, advertising and marketing presentations. Similar developments are also taking place outside the United States. The Company is unable to predict what effect, if any, a rating system may have on the Company's business and there can be no assurance that such a rating system would not adversely affect the Company's results of operations.

LIMITED PROTECTION OF PROPRIETARY RIGHTS

         The Company regards its software as proprietary and relies upon a combination of patent, trade secret, copyright and trademark laws, nondisclosure agreements and certain technical measures to protect its proprietary rights. There can be no assurance that these efforts will be successful. The Company has no license agreements with the end users of its products and does not copy-protect its software. The Company is aware that unauthorized copying occurs within the entertainment and education software industry. It may be possible for third parties to copy the Company's products or otherwise obtain and use information that the Company regards as proprietary. Policing unauthorized use of the Company's products is difficult and costly, and software piracy and unauthorized copying can be expected to be a major persistent problem. The laws of the United States provide only limited protection of intellectual property rights, and the laws of certain other countries in which the Company's products are or may be distributed provide less protection. As the number of entertainment and education software products increases and the functionality of these products overlaps, the Company believes that software developers and publishers may increasingly become subject to infringement claims. From time to time, the Company may receive communications from third parties asserting that features or content of certain of its products may infringe upon intellectual property rights of such parties. There can be no assurance that claims against the Company will not result in costly litigation and require the Company to license the intellectual property of others. There can be no assurance that such licenses will be available on reasonable terms, or at all.

PRODUCTION RISKS

         An increasing amount of the Company's products are stored on CD-ROM media. The Company does not have and does not plan to acquire the equipment to manufacture CD-ROMs or duplicate products onto CD-ROMs and hence must outsource this manufacturing function to third parties. In the future, it is possible that there may be periodic shortages of CD-ROM media and potentially late deliveries of CD-ROM products from outside duplicating sources. While the Company has not experienced material problems in duplicating products on CD-ROMs, its dependence on third parties to perform the manufacturing function could result in material problems if production were substantially delayed.
The Company produces its diskette-based products by duplicating master software diskettes onto blank diskettes acquired in quantity from a number of sources. The Company occasionally has difficulty in obtaining blank diskettes of appropriate quality. In addition, the Company has occasionally incurred higher than normal production expenses as a result of supplementing its internal production staff with outside contractors to meet production deadlines.

VOLATILITY OF STOCK PRICE

         The market price of the Company's Common Stock has been highly volatile. Such volatility does not necessarily relate to the Company's financial performance. In the future, the market price of the Company's Common Stock may be significantly affected by factors such as the announcement of new products or technological innovations by the Company or its competitors, quarterly variations in the Company's results of operations, market conditions in the entertainment and education software industry, conditions in the financial markets, conditions in the economy in general or other factors that might affect discretionary spending by consumers. Volatility in the price of the Company's Common Stock may in the future adversely affect the price of the Shares offered hereby. In addition, the stock market has experienced and continues to experience extreme price and volume fluctuations that have particularly affected the market price for many entertainment and education software companies and that have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market prices of the Shares offered hereby.

ANTITAKEOVER PROVISIONS

         The Company's Certificate of Incorporation provides that, in addition to any vote ordinarily required under Delaware law, the affirmative vote of the holders of at least 66-2/3% of the voting power of outstanding shares is required to approve certain corporate transactions involving an "interested stockholder." This increased vote requirement is intended to discourage the initiation of hostile two-tier tender offers for the capital stock of the Company and the initiation of certain defined "business combinations" without the prior approval of a majority of the disinterested directors of the

Company. The Certificate of Incorporation also provides for staggered board elections, in that no more than three of the Company's seven directors are elected in any year. The Company's By-Laws also provide that directors may be removed from office only for cause and then only by the vote of holders of at least 66-2/3% of the Company's outstanding shares. To the extent that the increased vote requirement and staggered Board elections would discourage corporate transactions that would likely result in a change in the Company's management, such management changes may be less likely to occur. In addition, the increased vote requirement and staggered Board elections could, under certain circumstances, permit the Company's Board of Directors or minority stockholders to frustrate consummation of a business combination that the holders of a majority of the voting stock of the Company might believe to be in their best interests. In addition, the Board of Directors has the authority to issue up to 1,000,000 shares of Preferred Stock without any further vote or action by the stockholders of the Company. Thus, the Board could issue Preferred Stock with voting and conversion rights that could adversely affect the voting power of the holders of Common Stock. Because the Preferred Stock could be issued without stockholder action, the Preferred Stock could be issued quickly and with terms calculated to delay or prevent a change in control of the Company or to make the removal of management more difficult. In addition, Delaware law includes certain provisions that may discourage takeovers.

ACQUISITIONS

         The Company is in the process of beginning to integrate the businesses and personnel acquired in the Acquisitions into the Company's overall operations. This process will present various management challenges to the Company, and there can be no assurance that the Company will not experience difficulties in completing this integration process, or that key personnel of the acquired businesses will not determine to leave the Company's employment. Any such departures could have a material adverse effect on the value of one or more of the Acquisitions to the Company. The Company, in the ordinary course of its business, considers acquisitions of or other strategic transactions with third parties on a regular basis, and it is likely that the Company will engage in one or more such transactions in the future. Such transactions often involve substantial risks, and, although the Company's management will endeavor to mitigate these risks and to negotiate the best possible terms for the Company, there can be no assurance that any such transactions which are consummated will prove to be beneficial to the Company.

                                DIVIDEND POLICY

         The Company has never paid any cash dividends on its Common Stock and anticipates that, for the foreseeable future, it will continue to retain any earnings for use in the operation of its business.

                                 CAPITALIZATION

         The following table sets forth the capitalization of the Company as of May 26, 1995.



                                                                                                   MAY 26, 1995
                                                                                                  --------------
                                                                                                  (in thousands)
         Convertible Subordinated Notes due 2001 . . . . . . . . . . . . . . . . . . . . .           $ 33,350
         Stockholders' equity:
             Preferred Stock, par value $.01 per share; 1,000,000 shares authorized; no                    --
               shares issued and outstanding   . . . . . . . . . . . . . . . . . . . . . .
             Common Stock, par value $.01 per share; 40,000,000 shares authorized;
               16,685,987 shares issued and outstanding (1)  . . . . . . . . . . . . . . .             71,627
             (Deficit)   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             (1,328)
             Cumulative translation adjustment   . . . . . . . . . . . . . . . . . . . . .                 --
             Less Common Stock in treasury, 94,154 shares at cost  . . . . . . . . . . . .               (349)
                 Total stockholders' equity  . . . . . . . . . . . . . . . . . . . . . . .             69,950
                                                                                                     --------
                     Total capitalization  . . . . . . . . . . . . . . . . . . . . . . . .           $103,300
- -------------------                                                                                  ========

(1) Excludes 1,009,292 shares of Common Stock reserved for issuance upon exercise of outstanding options as of May 26, 1995 and 2,382,143 shares of Common Stock reserved for issuance upon conversion of the Company's Convertible Subordinated Notes Due 2001.

                 SELLING STOCKHOLDERS AND PLAN OF DISTRIBUTION

         The Shares of Common Stock offered hereby have been registered pursuant to the Company's agreements with the former shareholders of SIL, Pixellite and Green Thumb that it would register the shares of Common Stock issued to them in connection with the Acquisitions and would keep such registration effective as specified in such agreements. The Shares have been registered to remove their restricted status under the Securities Act.
Pursuant to this registration Selling Stockholders may choose to sell all or any of the Shares from time to time in transactions in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. The Company may suspend the use of this Prospectus for sales of Shares under certain circumstances.

         The Shares may be sold in one or more of the following transactions:
(a) block trades in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus, and (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, brokers and dealers engaged by Selling Stockholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from Selling Stockholders in amounts to be negotiated (and, if such broker-dealer acts as agent for the purchaser of such shares, from such purchaser). Broker-dealers may agree with the Selling Stockholders to sell a specified number of Shares at a stipulated price per Share, and, to the extent such broker-dealer is unable to do so acting as agent for a Selling Stockholder, to purchase as principal any unsold Shares at the price required to fulfill the broker-dealer commitment to such Selling Stockholder. Broker-dealers who acquire Shares as principal may thereafter resell such Shares from time to time in transactions (which may involve crosses and block transactions and sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions and, in connection with such resales, may pay to or receive from the purchasers of such Shares commissions as described above.

         The Company has agreed to indemnify the Selling Stockholders against certain liabilities, including liabilities under the Securities Act.

         The following table sets forth, as of July 18, 1995, certain information with respect to the beneficial ownership of shares of Common Stock by the Selling Stockholders. Except as otherwise noted, the Company believes that the beneficial owners of the shares of Common Stock listed below, based on information furnished by such owners, have sole voting and investment power with respect to such shares.

                       NAME AND ADDRESS OF                            NUMBER OF SHARES               PERCENT OF
                       SELLING STOCKHOLDER                           BENEFICIALLY OWNED                CLASS
                       -------------------                           ------------------              ----------
         Ken Grant and Sherrill Grant                                      64,247                       0.4%
         861 Southwood Blvd., No. 1
         Incline Village, NV  89450

         Martin Kahn                                                       90,766                       0.5%
         The Pixellite Group
         21800 Moscow Road
         Villa Grande, CA  95486-0151

         David Balsam                                                      90,766                       0.5%
         P.O. Box 1581
         El Prado, NM  87529

         David Roger Lester                                               609,439                       3.4%
         c/o Impressions Inc.
         Suite 0234
         American Twine Office Park
         222 3rd Street
         Cambridge, MA  02142

         Edward Grabowski                                                  27,085                       0.2%
         57 Second Avenue
         Frinton-on-Sea
         Essex
         CO13 9LY
         ENGLAND

         Eastcote Motor Services                                           21,496                       0.1%
         127 Potter Street
         Pinner
         Middlesex
         HA5 3SF
         ENGLAND

         Pauline Lester                                                     5,373                        *
         127 Potter Street
         Pinner
         Middlesex
         HA5 3SF
         ENGLAND

         Simon Edmund George Lester                                        31,815                       0.2%
         24E Thorney Crescent
         Morgan's Walk
         London
         SW11
         ENGLAND

         David Glover & Emma Glover                                        27,085                       0.2%
         Hatfield Cottage
         Hatfield College
         North Bailey
         Durham
         DH1 3RQ
         ENGLAND

         Wolf Percival                                                      5,373                        *
         21 Crescent Road
         Sheffield
         S7 1HJ
         ENGLAND

         Richard Colthurst                                                  2,686                        *
         Flat 3
         102 Belgrave Road
         London
         SW1V 2BJ
         ENGLAND

         Judith D. McNary                                                  37,263                       0.2%
         1090 E. 3rd
         Broomfield, CO  80020

         Mary Elizabeth Tatem                                              37,263                       0.2%
         2345 Kohler Drive
         Boulder, CO  80303

         Carol Lynn Robertson                                                4,620                       *
         69 Homestead Road
         Freehold, NJ  07728

         Janet T. Koerner                                                    8,616                       *
         5699 Boulder Hills Drive
         Longmont, CO  80503

                 TOTAL                                                   1,063,893                      6.0%
- ---------------

*  Less than 0.1%.

                                 LEGAL MATTERS

         Certain legal matters in connection with the Common Stock offered hereby has been passed upon for the Company by Perkins Coie, Seattle, Washington.

                                    EXPERTS

         The consolidated financial statements and related financial statement schedules of the Company incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1995 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports that are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the costs and expenses payable by the registrant in connection with the sale of the Common Stock being registered hereby. All the amounts shown are estimated, except the SEC registration fee and the Nasdaq filing fee.

         SEC registration fee  . . . . . . . . . . . . . . . . . . . .         $10,845
         Nasdaq filing fee . . . . . . . . . . . . . . . . . . . . . .          21,523
         Legal fees and expenses . . . . . . . . . . . . . . . . . . .          10,000
         Accounting fees and expenses  . . . . . . . . . . . . . . . .           5,000
         Transfer Agent and Registrar fees . . . . . . . . . . . . . .           1,000
                                                                               -------
             Total   . . . . . . . . . . . . . . . . . . . . . . . . .         $48,368
                                                                               =======

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation--a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's charter, by-laws, disinterested director vote, stockholder vote, agreement or otherwise.

         Article VI of the By-Laws of the registrant requires indemnification to the full extent permitted under Delaware law as from time to time in effect. Subject to any restrictions imposed by Delaware law, the By-Laws provide an unconditional right to indemnification for all expenses, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) actually and reasonably incurred or suffered by any person in connection with any actual or threatened action, suit or proceeding, whether civil, criminal, administrative or investigative (including, to the extent permitted by law, any derivative action) by reason of the fact that such person is or was serving as a director or officer of the registrant or that, being or having been a director or officer or an employee of the registrant, such person is or was serving at the request of the registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including an employee benefit plan. The By-Laws also provide that the registrant may, by action of its Board of Directors, provide indemnification to its employees and agents with the same scope and effect as the foregoing indemnification of directors and officers.

         Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law,
(iii) for payments of unlawful dividends or unlawful stock repurchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit.

         Article VII of the registrant's Certificate of Incorporation provides that, subject to certain limitations, a director of the registrant shall not be liable to the registrant or its stockholders for monetary damages for breach of fiduciary duty as a director. Any amendment to or repeal of such Article VII shall not adversely affect any right or protection of a director of the registrant for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

ITEM 16.  EXHIBITS

5.1      Opinion of Perkins Coie.

23.1     Consent of Perkins Coie (included in Exhibit 5.1).

23.2     Consent of Deloitte & Touche LLP (to be filed by amendment).

24.1     Power of Attorney (included on page II-4).

ITEM 17.  UNDERTAKINGS

         Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         The registrant hereby undertakes:

                 (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                           (i)    To include any prospectus required by Section
10(a)(3) of the Securities Act;

                          (ii)    To reflect in any such prospectus any facts
or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement;

                         (iii)    To include any material information with
respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in the periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are incorporated by reference in this registration statement.

                 (2) That, for the purpose of determining any liability under the Securities Act each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                 (3) To remove from registration by means of a post-effective amendment any of the shares of Common Stock hereby being registered that remain unsold at the termination of the offering.

                 (4) That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to
Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Seattle, State of Washington, on the 19th day of July, 1995.

                                           SIERRA ON-LINE, INC.



                                           By:      /s/ Kenneth A. Williams
                                               ---------------------------------
                                                        Kenneth A. Williams

                                           President and Chief Executive Officer



                               POWER OF ATTORNEY

         Each person whose signature appears below constitutes and appoints Kenneth A. Williams and Michael A. Brochu, or either of them, his or her attorneys-in-fact, with the power of substitution, for him or her in any and all capacities, to sign any amendments to this registration statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on the 19th day of July, 1995 in the capacities indicated.

                  SIGNATURE                                                   TITLE
                  ---------                                                   -----
             /s/ Kenneth A. Williams                Chairman of the Board, President and Chief Executive
         -------------------------------              Officer
                 Kenneth A. Williams                  (Principal Executive Officer)

              /s/ Michael A. Brochu                 Executive Vice President and Chief Financial Officer
         -------------------------------              (Principal Executive Officer)
                  Michael A. Brochu

             /s/ Fred Schapelhouman                 Chief Accounting Officer
         -------------------------------
                 Fred Schapelhouman

              /s/ Thomas L. Beckman                 Director
         -------------------------------
                  Thomas L. Beckman

           /s/ Michael G. Berolzheimer              Director
         -------------------------------
               Michael G. Berolzheimer

               /s/ Walter A. Forbes                 Director
         -------------------------------
                   Walter A. Forbes

            /s/ Marvin H. Green, Jr.               Director
         -------------------------------
                Marvin H. Green, Jr.

              /s/ David C. Hodgson                 Director
         -------------------------------
                  David C. Hodgson

             /s/ Roberta L. Williams               Director
         -------------------------------
                 Roberta L. Williams

                               INDEX TO EXHIBITS



         Number           Item
         ------           ----
          5.1             Opinion of Perkins Coie
         23.1             Consent of Perkins Coie (included in Exhibit 5.1)
         23.2             Consent of Deloitte & Touche LLP (to be filed by amendment)
         24.1             Power of Attorney (included on page II-4)